Exhibit 99.1

                           ZARLINK SEMICONDUCTOR INC.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

1. Name and address of Company

Zarlink Semiconductor Inc.
400 March Road
Ottawa, Ontario
K2K 3H4

2. Dates of Material Changes

August 30, 2007.

3. News Releases

A press release reporting the material change was issued by Zarlink Semiconductor Inc. ("Zarlink") in Ottawa on August 30, 2007.

4. Summary of Material Changes

On August 30, 2007, Zarlink announced that a syndicate of underwriters led by CIBC World Markets Inc. exercised in part their over-allotment option and purchased an additional Cdn$3,750,000 aggregate principal amount of convertible unsecured subordinated debentures of Zarlink (the "Convertible Debentures") at a purchase price of Cdn$1,000 per Convertible Debenture, for gross proceeds of Cdn$3,750,000.

5. Full Description of Material Changes

See press releases attached hereto.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

None.

8. Executive Officer

For further information, please contact Don McIntyre, Senior Vice-President Human Resources, General Counsel and Corporate Secretary (613) 592-0200.

9. Date of report

August 30, 2007